United States securities and exchange commission logo





                             December 22, 2020

       Patrick Pedonti
       Senior Vice President and Chief Financial Officer
       SS&C Technologies Holdings, Inc.
       80 Lamberton Road
       Windsor, CT 06095

                                                        Re: SS&C Technologies
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 28,
2020
                                                            File No. 001-34675

       Dear Mr. Pedonti:

               We have reviewed your November 18, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments.
       Unless we note otherwise, our reference to prior comments is to the comment in our October 30,
       2020 letter.

       Form 10-K for the Year Ended December 31, 2019

       Note 18. Segment and Geographic Information, page 86

   1. We note your response to prior comment 1. As we continue to consider the information provided in such
response, please provide us with a breakdown of revenue generated from both healthcare and
financial institution clients and tell us which of your components includes healthcare
clients. To the extent that the services provided to your healthcare clients span multiple
components, please clarify whether costs related to such clients are shared across
components. We may have further questions based on your response.
 Patrick Pedonti
FirstName  LastNamePatrick  Pedonti
SS&C Technologies    Holdings, Inc.
Comapany22,
December   NameSS&C
               2020    Technologies Holdings, Inc.
December
Page  2    22, 2020 Page 2
FirstName LastName
      You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief at (202) 551-3499 if you have questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:      Mark Beliveau